UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

CAVU Benefit Corporation

Legal status of Issuer:

 Form:

 Benefit Corporation

 Jurisdiction of Incorporation/Organization:

 Alabama

 Date of Organization:

 October 21, 2021

Physical Address of Issuer:

2901 2nd Avenue South, Suite 200, Birmingham, AL 35233

Website of Issuer:

https://cavu.co

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$500,000

Deadline to reach the Target Offering Amount:

April 1, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: 8

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020) *
Total Assets	$230,546	-
Cash & Cash Equivalents	$59,408	-
Accounts Receivable	$167,492	-
Short-term Debt	$235,030	-
Long-term Debt	-	-
Revenues/Sales	$161,873	-
Cost of Goods Sold[1]	$20,764	-
Taxes Paid	-	-
Net Income	($12,684)	-

* The Company was formed in 2021 and therefore does not have 2020 financials.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

---

[1] "Cost of Revenues" in Financial Statements

May 26, 2022

CAVU



Up to $500,000 of Crowd SAFE (Simple Agreement for Future Equity)

CAVU Benefit Corporation ("**CAVU**"), the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $500,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 1, 2023. (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by a qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$100,000	$6,000.00	$94,000
Target Offering Amount	$25,000	$1,500	$248,500
Maximum Offering Amount	$500,000	$30,000	$470,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://cavu.co.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/cavu

The date of this Form C is May 26, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C..i
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i
SUMMARY 1
    The Company 1
    The Offering 1
RISK FACTORS 2
    Risks Related to the Company's Business and Industry 2
    Risks Related to the Offering 5
    Risks Related to the Securities..7
BUSINESS 11
    Description of the Business 11
    Business Plan 11
    The Company's Products and/or Services 11
    Competition 11
    Customer Base 11
    Intellectual Property 11
    Governmental/Regulatory Approval and Compliance...11
    Litigation 11
USE OF PROCEEDS 12
DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS 12
CAPITALIZATION, DEBT AND OWNERSHIP 16
    Capitalization..16
    Outstanding Debt..18
    Ownership...18
FINANCIAL INFORMATION...19
    Operations..19
    Cash and Cash Equivalents..19
    Liquidity and Capital Resources..19
    Capital Expenditures and Other Obligations 19
    Valuation 19
    Material Changes and Other Information 19
    Previous Offerings of Securities 20
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 20
THE OFFERING AND THE SECURITIES 22
    The Offering 22
    The Securities 23
COMMISSION AND FEES...26
    Stock, Warrants and Other Compensation..26
TAX MATTERS 26
LEGAL MATTERS 27
DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION...........................27
ADDITIONAL INFORMATION..27

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

CAVU is a subscription access to learning experiences and credentialing paths, incorporated in Alabama as a corporation on October 21, 2021.

The Company is located at 2901 2nd Avenue South Suite 200, Birmingham, AL.

The Company's website is https://cavu.co.

The Company conducts business in anywhere in the United States and provides coaching, on-demand training and instructor-led training for professional development through the internet and throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/CAVU (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	500,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	500,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150+
Maximum Individual Purchase Amount	$100,000
Offering Deadline	April 1, 2023
Use of Proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on page 21.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 8,250,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the

Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters"

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

CAVU is a subscription access to learning experiences and credentialing paths, incorporated in Alabama as a corporation on October 21, 2021.

Business Plan

CAVU provides coaching, on-demand training, and instructor-led training for professional development. Our training is delivered by industry experts and offered on a subscription basis. Our 2022 plan is to focus on B2B enterprise sales to build a war chest for use in a larger B2C rollout beginning in 2023.

The Company's Products and/or Services

Product / Service	Description	Current Market
Subscription platform	Platform to access learning experiences and credentialing paths	B2B Enterprise sales to companies that are actively focused on improving their innovation, culture, and agility.

Competition

Professional Development and Agile training is a fragmented market with many competitors. The Company's major competitors include Scrum Inc. and Mountain Goat Software. Additional competitors include PluralSight and LinkedLearning. These competitors have a large content library, but they do not offer wrap around experiences with human guidance and coaching.

Customer Base

The Company currently has 419 active users on its platform. During phase 1 of CAVU, the focus is on B2B Enterprise sales to companies that are actively focused on improving their innovation, culture, and agility. Typical target customers will have at least 100 employees and are engaged in some level of custom software development and Agile transformation.

Supply Chain

The Company's primary vendor is Sigao Studios which provides overhead support, IT Operations, and office space.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
97218176	CAVU CO	Service Mark	1/13/2022	Pending	US
97386189	CAVO	Service Mark	4/28/2022	Pending	US

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$30,000
Platform Enhancement	50%	$12,500	50%	$250,000
Marketing	30%	$7,500	30%	$150,000
Content Creation	14%	$3,500	14%	$70,000
Total	**100%**	**$25,000**	**100%**	**$500,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

- The Company plans to use the net proceeds of this Offering to scale its learning platform, create additional content with external content creators, and improve its product marketing and sales efforts.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors and Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Christopher Sims	Director, CEO, and President	CEO of Sigao Studios from 2016 to 2022; CEO and President of CAVU from October 2021 to present. As CEO of CAVU, Chris is responsible for creating a successful and sustainable company and building a product users love.	Attended University of Alabama from 2000 to 2003. Christopher did not receive a degree from the University of Alabama.
Luke Colburn	Director, Secretary, and Treasurer	CIO of Sigao Studios from 2016 to present; Secretary and Treasurer of CAVU from October 2021 to present. Luke manages and supports the implementation of a secure and robust IT infrastructure for CAVU both internally and within the platform	BS (2014) and Maters of Science (2014) in Computer Science from the University of Alabama.

Michael C. Musick	Director and Vice President	Chief Architect of Sigao Studios from 2016 to present; Vice President of CAVU from October 2021 to present. Michael is responsible for architecture and design of a secure and scalable user platform and directs the development efforts with Sigao.	BS (2011) and Masters of Science in Computer Science from the University of Alabama (2013).
Brandon Bosco	Director	Founder and Product Owner of Sigao Studios from 2016 to 2022. Director of Cavu from November 1, 2021 to present. Brandon serves as a liaison between CAVU and Sigao and serves as the Product Owner for the platform. As Product Owner, Brandon is responsible for maximizing value delivery through the timely and efficient prioritization of backlog items.	BS (2015) and Masters of Science (2015) in Management Information Systems from the University of Alabama.

Biographical Information

Christopher Sims attended the University of Alabama with a focus in Management Information Systems from 2000 to 2003. In his time since then, Chris has become one of 19 Scrum Fellows in the world and has supported and led Agile transformations in a variety of organizations ranging from small startups to some of the world's largest Fortune 100 companies. Chris's expertise is heavily focused in the innovation and product leadership space. Chris holds active certifications in Scrum, Scrum@Scale, and Scrum training in addition to his Scrum Fellow designation. All Scrum Inc Scrum Trainer candidates must be approved by a Scrum fellow. Scrum Inc., and the Scrum Program team, has trusted Chris to provide the level of mentorship and skills development to help those candidates become the best Scrum trainers they can be. Chris became the CEO and President of CAVU in October of 2021.

Luke Colburn heads the DevOps practice for Sigao (2016 to present) and CAVU (October 2021 to present), ensuring the security and reliability of the infrastructure that supports the company and its clients. Having led both Development and Operations teams during his career, he has experience with delivering functional code to clients, managing the deployment and lifecycle of production infrastructure, and running the internal IT to support business operations. Luke has served as CAVU's Secretary and Treasurer from October 2021 to present.

Michael C. Musick has over 10 years of experience in professional software development, and has been the technical leader of teams ranging from 4 to 40 members. Since co-founding Sigao Studios in 2016, Carter has served in technical, strategic and managerial leadership roles, and has been a leading component in the architecture of several enterprise level software systems. Michael has served as CAVU's Vice President since October 2021.

Brandon Bosco has spent the last 8 years working in the custom software industry. As a co-founder of Sigao Studios (2016 to 2022), he has served in business development and product leadership roles, helping develop and implement strategies for expanding the company's revenue and growing new product ideas.

Other Key Persons who are not otherwise Directors or Officers of the Company

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Rebecca Dobrinski	Chief Content Officer	Communication Consultant with Red Thread Consulting from 2010 to 2020. Director of Membership and Events for TechBirmingham from March 2020 to April, 2021. Scrum Master of Sigao Studios from 4/12/2021 – 11/27/2021. Chief Content Officer of CAVU from 11/16/2021 to present.	BA in History from the University of Alabama 2008); MA in Urban History from the University of Alabama (2009 and 2011).

		Rebecca identifies and sources quality content and content creators to ensure the highest quality pedagogy in the learning experiences created and offered on the CAVU platform.	
Raymond Robinson	Chief Growth Officer	VP of Sales for Planview Inc. from April 2021 to January 2022; Transformation Advisor for Scrum Inc. from 2017 to 2021; Chief Growth Officer at CAVU from 1/3/2022 to present. Raymond is responsible for building and executing a strategy for organizational growth and creating a thriving revenue program with CAVU that integrates sales, marketing, and customer success.	BA in Psychology from University of Colorado Boulder (1991).
Larry Tribble, Phd	Chief Operating Officer	Chief Operating Officer of Sigao Studios from 2019 to present; Chief Operating Officer of CAVU from 10/15/2021 to present. Larry is responsible for efficiently and effectively managing the day-to-day responsibilities of the CAVU organization. He also participates and supports in funding opportunities.	Bachelor of Science in Management from the University of Alabama (1991); MBA from the University of Alabama (2006); MS Enterprise Consulting from the University of Alabama (2012); PhD Stategic Information Systems from the University of Alabama (2016).
J. Corey Stewart	Operations Manger	Director of Operations for Cahaba Management Agency from 2019 to 2022; Operations Manager of CAVU from 3/14/2022 to present. Corey supports Larry in the day to day operations of CAVU ensuring the Company's bills are paid, handling HR responsibilities, and supporting leadership as needed.	Bachelor of Business Administration in Management Information Systems (2003) and BA (2009 in English from Montevallo College.

Biographical Information

Rebecca Dobrinski is the Chief Content Officer at CAVU. She returned to Birmingham in 2003 to finish her BA in History at UAB, then went on to earn MAs from SCAD (Historic Preservation) and UAB (History). She is the organizer emerita for TEDxBirmingham, a member of Leadership Birmingham (2017), a graduate of Columbia University's Developing Leaders for Nonprofits program, a Co.Starters graduate, a member of the inaugural cohort for the Birmingham Entrepreneurship Academy, and a speaking coach for The Big Pitch, TEDxBirmingham, Your Big Idea, F*ckUp Nights Birmingham, Ignite Birmingham, and private entrepreneurial clients. Rebecca earned her Scrum Master and Product Owner (2020) and Scrum@Scale Practitioner (2022) certifications and is continuing her education in French and Italian languages. Rebecca was recently appointed to the Entrepreneur and Practitioner Advisory Board for the Journal of Small Business and Enterprise Development.

Raymond Robinson has 15 years of experience in helping companies pilot and scale Agile transformations and achieve their business objectives. He has helped companies from small startups to the Fortune 500 improve the way they work to better delight their own customers. He led sales at a small Boulder-based SaaS Payroll start-up, SilverLine Payroll, to build the customer base to over 200, which helped position the company for acquisition by ADP in year three. He was also an early employee at Rally Software and a top contributor to its sales organization with successful quota attainment and helped create, scale, and improve processes across the business. He then helped lead the creation and development of Rally's Digital Sales organization, a contributing factor in driving the company to $100MM in ARR as part of Rally's path to a successful IPO (2013) then the $400MM acquisition by CA Technologies in 2015. Prior to joining CAVU, Ray helped rebuild and scale the sales organization at Scrum Inc, driving a doubling of revenue and 3x improvement in margin in 12 months. Along the way, he has been lucky enough to lead many highly effective Teams and help others achieve their goals, both personal and professional. Ray received his BA in Psychology from the University of Colorado, Boulder and holds the following certifications: Certified Scrum Master, Certified Scrum Product Owner, Licensed Agile Coach, and Lean Agile Procurement.

Dr. Larry Tribble is an experienced businessman, with a 30-year career in leadership and management, mostly in the IT and development space. He completed his graduate studies in 2016, with an award-winning dissertation on the Strategic Management of Information Technology and was a finalist in the Strategic Management Society's Best Paper in 2015. He received the UA/Culverhouse Business School's Outstanding Dissertation Award for the 2016 academic year. He was part of the Executive Office of the largest IT project (at the time) for the State of Alabama, integrating six different systems from state agencies. He has run his own management consulting business and is now helping CAVU reach its goals. Larry received his BS in Management, University of Alabama at Birmingham, in 1991; MBA, University of Alabama, 2006; MS Enterprise Consulting, University of Alabama, 2012; PhD Strategic Information Systems, University of Alabama, 2016. He also holds active certifications in Scrum and Scrum@Scale.

J. Corey Stewart is the Operations Manager at CAVU, with over 16 years of experience in operations and leadership. Prior to joining CAVU, he held several operation and leadership roles in the finance, education, and non-profit sectors. Corey graduated from the University of Montevallo with a BBA in Management Information Systems in 2003 and a BA in English in 2009. He has served on several non-profit and higher education boards.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Alabama law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 8,250,000 shares of Common Stock will be issued and outstanding.

In 2021, the Company adopted an Equity Incentive Plan which provides for incentives to attract, retain and motivate eligible persons by offering such persons an opportunity to receive awards of Common Stock. The Company initially reserved 1,800,000 shares of stock under the Equity Incentive Plan. Since adopting the plan, the Company has issued 50,000 shares from the plan, leaving the plan with 1,750,000 shares of stock left for issuance.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,250,000
Par Value Per Share	0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Convertible Promissory Note
Face Value	$250,000
Voting Rights	The holder of the Convertible Promissory Note is not entitled to vote (prior to conversion.
Anti-Dilution Rights	None.
Material Terms	The proceeds from the Convertible Promissory Note must be used to further the accomplishment of the Alabama Power Foundation, Inc.'s (the "Foundation") charitable purpose. If the Foundation finds that the proceeds are not being used to further the charitable purpose, the Foundation may exercise its right to accelerate the note, or if the note has converted into shares of the Company, the Foundation may redeem the shares at a set price. If a Qualified Financing occurs prior to maturity of the note, the note shall automatically convert into shares of the preferred stock issued in such Qualified Financing at the Conversion Price. If no Qualified Financing occurs prior to maturity, then at the option of the Investor, the Company shall either (i) repay the amounts owed under the note, or (ii) the note shall convert into shares of a newly created series of the Company's preferred stock at a price equal to $6,000,000 divided by the Company's capitalization. If the Company issues preferred stock that does not constitute a Qualified Financing ("Non-Qualified Financing") while the note is outstanding, then, at the option of the investor, the note shall convert into shares of the preferred stock issued in the Non-Qualified Financing at a price per share equal to the Conversation Price. Qualified Financing means the company receives cash of no less than $2,000,000 for the sale of the Company's shares. Conversion Price means a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing (or Non- Qualified Financing, as applicable) and (ii) an amount obtained by dividing (x) $6,000,000 by (y) the Company capitalization.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of Convertible Promissory Notes assuming conversion prior to the Offering is variable and may depend on the

| | terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the convertible notes were to convert at a valuation of $10,000,000, immediately prior to the filing of this Form C, the percentage ownership of the Company by the holder of the convertible note would be approximately 4%. |

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding: None.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Christopher Sims	2,974,400 shares of Common Stock*	36.05%
Luke Colburn	1,979,200 shares of Common Stock*	23.99%
Michael C. Musick	1,653,600 shares of Common Stock*	20.04%

*Restricted Stock subject to repurchase.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

CAVU (the "**Company**") was incorporated on October 21, 2021 under the laws of the State of Alabama, and is headquartered in Birmingham, AL.

Cash and Cash Equivalents

As of April 30, 2022 the Company had an aggregate of $61,197 in cash and cash equivalents, leaving the Company with approximately 8 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

CAVU will be updating its platform to a stable and scalable solution. CAVU expects the first phase to cost approx. $250,000.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock (Restricted)	$1,392.80	1,392,800	Initial Offering	November 1, 2021	Section 4(a)(2)
Common Stock (Restricted)	$1,653.60	1,653,600	Initial Offering	November 1, 2021	Section 4(a)(2)
Common Stock (Restricted)	$1,979.20	1,979,200	Initial Offering	November 1, 2021	Section 4(a)(2)
Common Stock (Restricted)	$2,974.40	2,974,400	Initial Offering	November 1, 2021	Section 4(a)(2)
Common Stock (Restricted)	$200.00	200,000	Initial Offering	December 1, 2021	Section 4(a)(2)
Common Stock (Restricted)	$50.00	50,000	Initial Offering	January 10, 2022	Section 4(a)(2)
Convertible Promissory Note	$250,000	To be determined upon conversion.	Working Capital	April 26, 2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- On October 26, 2021, the company entered into a master service agreement with Sigao Studio, LLC and engaged Sigao Studio, LLC, to provide certain IT technology services in the aggregate amount of $39,200, reported under research and development costs.
- During 2021, the Company provided the services to Sigao Studio, LLC in the aggregate amount of $262,492.39. As of December 31, 2021, receivables from Sigao Studio, LLC amounted to $167,492.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $500,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 1, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $100,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $6,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $6,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such

investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Christopher Sims
BAB370434AC9470...
(Signature)

Christopher Sims
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Brandon Bosco
F4DCF536C3CA4ED...
(Signature)

Brandon Bosco
(Name)

Director
(Title)

5/26/2022
(Date)

DocuSigned by:
Luke Colburn
B32B60268DFF4C5...
(Signature)

Luke Colburn
(Name)

Director
(Title)

5/26/2022
(Date)

DocuSigned by:

Michael C. Musick
D43FE3E36DB04F8...

(Signature)

Michael C. Musick

(Name)

Director

(Title)

5/26/2022

(Date)

DocuSigned by:

Christopher Sims
BAB370434AC9470...

(Signature)

Christopher Sims

(Name)

Director

(Title)

5/26/2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

CAVU BENEFIT CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2021

(Unaudited)

CAVU BENEFIT CORPORATION

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 2

    Statement of Operations 3

    Statement of Changes in Stockholders' Equity 4

    Statement of Cash Flows 5

    Notes to Financial Statements 6

CAVU BENEFIT CORPORATION

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Cavu Benefit Corporation
Birmingham, Alabama

We have reviewed the accompanying financial statements of Cavu Benefit Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (October 14, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 31, 2022
Los Angeles, California

CAVU BENEFIT CORPORATION

		December 31, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	$	59,408
Accounts receivable		167,492
Prepaid expenses and other current assets		3,646
Total assets	$	230,546
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$	109,411
Deferred revenue		125,619
Total liabilities		235,030
Commitments and contingencies		
Stockholders' equity (deficit):		
Common stock, $0.0001 par value, 10,000,000 shares authorized, 8,200,000 shares issued and outstanding as of December 31, 2021		8,200
Accumulated deficit		(12,684)
Total stockholders' equity (deficit)		(4,484)
Total liabilities and stockholders' equity (deficit)	$	230,546

See accompanying notes, which are an integral part of these financial statements.

CAVU BENEFIT CORPORATION

OPERATIONS

	Period Ended December 31, 2021
Net revenue	$ 161,873
Cost of net revenue	20,764
Gross profit	141,109
Operating expenses:	
General and administrative	95,608
Sales and marketing	18,985
Research and development	39,200
Total operating expenses	153,793
Loss from operations	(12,684)
Provision for income taxes	-
Net loss	$ (12,684)

See accompanying notes, which are an integral part of these financial statements.

CAVU BENEFIT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICT)

| | Common Stock | | Additional | | | Total |
	Shares	Amount	Paid-in Capital	Accumulated Deficit		Stockholders' Equity (Deficit)
Balances at October 14, 2021 (inception)	-	$ -	$ -	$ -		$ -
Issuance of restricted stock	8,200,000	8,200	-	-		8,200
Net loss	-	-	-	(12,684)		(12,684)
Balances at December 31, 2021	8,200,000	$ 8,200	$ -	$ (12,684)		$ (4,484)

See accompanying notes, which are an integral part of these financial statements.

CAVU BENEFIT CORPORATION

STATEMENT OF CASH FLOWS

		Period Ended December 31, 2021
Cash flows from operating activities:		
Net loss	$	(12,684)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(167,492)
Prepaid expenses		(3,646)
Accounts payable		109,411
Deferred revenue		125,619
Net cash provided by operating activities		51,208
Cash flows from financing activities:		
Issuance of restricted stock		8,200
Net cash provided by financing activities		8,200
Net change in cash and cash equivalents		59,408
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	59,408
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes, which are an integral part of these financial statements.

CAVU BENEFIT CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Cavu Benefit Corporation (the "Company") is a public benefit corporation formed on October 14, 2021, under the laws of the State of Alabama. The financial statements of Cavu Benefit Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Birmingham, Alabama.

Cavu is a product development company that guides individuals to agility with on-demand courses, instructor-led training, coaching, and book clubs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include but are not limited to revenue recognition and the valuations of Common Stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. On December 31, 2021, all the Company's cash and cash equivalents were held at accredited financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021, the Company determined that no allowance for doubtful accounts was necessary.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and

CAVU BENEFIT CORPORATION

NOTES TO FINANCIAL STATEMENTS

liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606") upon inception. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when or as the performance obligations are satisfied

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, risks and rewards of ownership, and customer acceptance.

The Company generates revenue from memberships and private classes. For membership, the Company recognizes revenues over time as it satisfies its performance obligation over the customer's membership period. For private classes, the Company's revenue is recognized as the services is completed, which represents the point in time when the performance obligation is satisfied through the transfer of promised services to the customer. The Company records deferred revenue for any amounts received in advance of satisfying its performance obligations. As of December 31, 2021, the Company had $125,619 in deferred revenue.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Advertising Costs

Advertising costs are included in sales and marketing expenses and are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of Common Shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of Common Shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive securities as of December 31, 2021.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting* ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company adopted ASU 2018-07 at inception and does not believe the adoption had a material impact on the financial statements as of December 31, 2021, and 2020.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as at inception using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2021.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

3. STOCKHOLDERS' EQUITY (DEFICIT)

As of December 31, 2021, the Company was authorized to issue a total of 10,000,000 shares of Common Stock, $0.001 par value.

Each holder of Common Stock is entitled to one vote for each share of Common Stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. No distributions have been made on shares of Common Stock as of December 31, 2021.

During the year ended December 31, 2020, the Company issued 8,200,000 shares of Restricted Stock to its founders and advisors at par value for the total proceeds of $8,200.

4. SHARED BASED COMPENSATION

Stock Options

The Company adopted the 2021 Equity Incentive Plan, which provides provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company, by offering eligible persons an opportunity to participate in the Company's future performance through the grant of awards covering shares. As of December 31, 2021, the Company has reserved 1,800,000 stock options under the Plan.

Restricted Stock

A summary of the Company's Restricted Stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at October 14, 2021	–		–
Granted	8,200,000	$ 0.001	
Vested	–	$ –	
Forfeited	–	$ –	
Outstanding at December 31, 2021	8,200,000	$ –	9.84

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of December 31, 2021, was approximately $8,200. The total fair value of the Restricted Stock awards vested during 2021 was $0.

5. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, stock-based compensation expense, and net operating loss carryforwards. As of December 31, 2021, the Company had net deferred tax assets before valuation allowance of $3,171.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to a taxable loss for the year ended December 31, 2021, and no history of generating taxable income. Therefore, a full valuation allowance was recorded as of December 31, 2021.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. On December 31, 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $12,684.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021 tax year remains open to examination.

6. RELATED PARTY TRANSACTIONS

On October 26, 2021, the company entered into a master service agreement with Sigao Studio, LLC and engaged Sigao Studio, LLC, to provide certain IT technology services in the aggregate amount of $39,200, reported under research and development costs.

During 2021, the Company provided the services to Sigao Studio, LLC in the aggregate amount of $262,492.39. As of December 31, 2021, receivables from Sigao Studio, LLC amounted to $167,492.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 31, 2022, which is the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from the proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of our planned development, which could harm thier business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	CAVU
Logo	
Headline	A gym membership for your career

Slides


SCRUM IN A NUTSHELL
Scrum in a Nutshell - from Bad Scrum to Good Scru...
Step 1: Watch the Scrum in a Nutshell Video
What surprised you about the Scrum Framework?
What are you most excited to try out based on what you watched in this video?
What do you think are the most complicated things to do in Scrum based on this video?
5 Values
People Not Process
Kaizen
3 Roles
3 Artifacts
Step 2: Discuss as a Team

Tags

Coming Soon, Edtech & Education, Crowd SAFE, Companies

Pitch text

Summary

- Officially launched in October 2021 as Alabama's first Benefit Corporation
- $1M in contracted sales within 1 month of launching our beta
- Led by 1 of the 18 Registered Scrum Fellows in the world
- Nearly a 400% increase in learning experience usage since December 2021
- Currently projecting over $100k in scholarships in 2022
- Won Alabama Launchpad, the state's most active early-stage seed fund
- Negotiated a $250k convertible note from Alabama Power Foundation

Problem

We spend 18 years being coached and engaged by people that inspire us...



...we learn and grow with others and are encouraged by others to succeed...

—

...then we graduate and are expected to learn by ourselves from professional development trainers who are often boring and ineffective. We are forced to grow our careers in isolation.



Professional Development is a $380B global market, and it is fundamentally broken.

It is boring (interaction is replaced with mindless PowerPoint decks and never-ending lectures).

It lacks accountability (professional development training typically lacks guidance to apply what you learn).

It is expensive (companies spend millions on training and the average training class can cost hundreds to thousands of dollars).

—

Solution

Meet CAVU: A gym membership for your career

We create **engaging learning experiences** and offer them virtually throughout the world for the price of a gym membership.

CAVU empowers industry experts to connect with learners to grow through shared experiences.

CAVU builds immersive learning experiences and utilizes learning science to maximize content retention and application.

CAVU's content is reinforced through peer accountability and coaching.

CAVU is affordable to the individual and to the large-scale enterprise that is seeking to grow their Learning and Development initiatives.



Product

How CAVU works


HAPPINESS METRIC
Disagree
Agree
I am happy with my role
I am happy with my team
I am happy with my company
I am working at a sustainable pace
I feel I have psychological safety as part of this team
What could we do to make you happier? (optional)

Step 1: People sign up to join a social learning community of peers that are growing their skills together. Once in, they select from a curated catalog of on-demand learning experiences created by industry-leading practitioners.


SCRUM IN A NUTSHELL
Scrum in a Nutshell - from Bad Scrum to Good Scru...
Step 1: Watch the Scrum in a Nutshell Video
Step 2: Discuss as a Team
WHAT SURPRISED YOU ABOUT THE SCRUM FRAMEWORK?
HOW DO WE CREATE AN IMPLEMENTATION PATH
HOW DO WE MAKE SURE THE

Step 2: Live-learning experiences are taught by industry thought leaders who guide learners through engaging interactions that maximize retention.



Step 3: After class, learners continue to engage with their peers and educators through coaching, advice, and timely content that build on the rich learning methods provided by our educators.

Note: *We've loaded our library with Scrum & Agile learning topics (we are already experts here). We are quickly expanding to other professional development areas.*

Traction

We're gaining traction in our initial market segment

(Scrum and Agility Training)


Key Financial Metrics
230%
Growth Rate
(to date)
$16M
Obtainable Market
(Scrum and Agile)
50%
Operating Margin
(Based on our model)
$380B
Total Available Market
(Professional Development)
$318M
Obtainable Market
(When we expand to more topics)

From an research and innovation project to a solid business.


01
2018
Co-founder trains with Dr. Jeff Sutherland and became one of the first Scrum@Scale Trainers in the world
02
2019
Co-founder works with Scrum Inc. on one of the world's largest Scrum transformations and becomes a Registered Scrum Fellow and Registered Scrum Trainer
03
Jan 2020
Launch the first Scrum training bootcamp in Alabama under Sigao (our sister company). Filled 3 classes within 1 week of announcing
04
Feb 2020
The world shuts down due to a pandemic and we are forced to take a highly interactive, in-person class and offer it virtually
05
March 2020
We deliver one of the world's first virtual Registered Scrum bootcamps and knock it out of the park
We continue to train virtually!


Jan 2021
06
Realize the value of our approach and begin to build out a learning platform that combines coaching, on-demand learning, instructor-led learning, and community and offer it through a monthly membership model
07
Aug 2021
Release our platform to beta and began hosting all of our classes in the CAVU platform
Sept 2021
08
Sign over $1M in deals for the next 12 months
09
Nov 2021
Win Alabama LaunchPad, Alabama's largest pitch competition

As we lean into our core strengths in the Agile and Scrum world, we are gaining momentum. As we expand our platform, our community, and our networks, we will expand beyond the Agile and Scrum Market to the much larger Adult Education and Professional Development world.

Customers

Our learners love us and are changing their lives for the better!


★★★★★
I feel way more challenged at work, and more fulfilled in the everyday aspects of this role.
Hakeem Lipscomb
WESCO/Anixter
★★★★★
(Our product development) went down to about six to eight months (from 18 months), and we are still improving!
Ethan Summers
Fledging
★★★★★
(CAVU) created one of the most engaging courses I've taken in a long time. (They) are the standard to which I hold all trainings I do in the future.
Lando Toothman
WESCO/Anixter

Business Model

For the price of a gym membership...

We offer our platform at the price of a gym membership, and partner with non-profits for scholarship opportunities to ensure no -one is left behind.

LEARNER

$19 99/MO

- ✓ Community
- ✓ On-demand learning
- ✓ Community events

LEARNER+

$49 99/MO

- ✓ Community
- ✓ On-demand learning
- ✓ Community events
- ✓ Monthly group coaching

LEADER

$149 99/MO

- ✓ Community
- ✓ On-demand learning
- ✓ Community events
- ✓ 2X monthly group coaching
- ✓ 1 Instructor-led course

LEADER+

$249 99/MO

- ✓ Community
- ✓ On-demand learning
- ✓ Community events
- ✓ Weekly group coaching
- ✓ 2 Instructor-led courses

We use our expanding CAVU Creator ecosystem and course library to attract companies that are looking to accelerate their L&D initiatives and learners that are growing their careers.

We connect our learners and customers to learning that will maximize positive business outcomes.

Learners pay us a membership and we pay our content creators a royalty. Everyone grows.



Market

The sky's the limit

CAVU is well-positioned to leverage three massive, rapidly expanding markets: Corporate training ($366.2B/2018), EdTech ($254.8B/2021), and Agile Transformation Consulting ($71.42B by 2027).

Our current success from offering a much better alternative to much of what is currently in the marketplace is giving us lift as we enter our next phase of growth. What we do helps people get better jobs, and companies achieve better business outcomes. In short, we help our customers earn more money.



Competition

We do it better

Traditional trainers & coaches

The difficulty with being taught by even the best trainers is the ability to retain what you've learned, and to apply it in the real world.

Our learning community provides peer accountability and reinforcement as our learners interact with each other on the CAVU platform.

On-demand learning platforms

Companies like Pluralsight and Udemy are blowing up the EdTech space. They are overwhelming and isolating.

We offer clear guidance and help our learners to focus on the skills that will actually improve their careers.



The CAVU platform, however, is what makes us unique. It allows us to nurture our community of learners, driving peer accountability and reinforcement.

Vision And Strategy

Expected milestones

1. Increase new-content release rate to one on-demand class per month.

2. Recruit at least 10 CAVU Creators *(trainers that are not employees of CAVU. They are industry experts in areas we want to grow our platform and content).*

3. On-board 2 additional enterprise clients beyond our current client *(approximately 1000 new platform users).*

4. Prepare platform for scale-up. Convert to custom code from WordPress plugins.

5. Perform multiple market experiments to build our B2C strategy.

Founders

Our team is driven to help others succeed



Meet Chris (and Tilly), our founder and CEO. Chris is a dynamic educator with 20 years of direct leadership, engineering, and coaching experience ranging from a small startup to some of the world's largest companies. He is one of 18 Registered Scrum Trainer Fellows in the world. With this designation, Chris is recognized a leading educator and thought leader in the Agile community.

 

Team

Mateo Antelo	Scrum Master

Brandon Bosco	Platform Product Owner	CAVU was created from the belief that every person is capable of doing amazing things when given the right support system. I am honored to be a part of that.
Luke Colburn	Chief Information Officer	Social learning platforms require a high level of quality engineering. This complexity is a fun challenge to overcome.
Carter Musick	Chief Architect	We are continuously learning from each other and improving ourselves. CAVU is our way of bringing that growth to the community.
Chris Sims	Founder	CAVU opens doors for more diverse voices and perspectives in our industry and provides a platform for me to share my skills with others.

Corey Stewart	Operations Manager	
Sam Dunne	Digital Journey Analyst	
Christina Smith	Community Development Manager	
Millissa Blanchard	Senior Digital Journey Analyst	
Larry Tribble	Chief Operating Officer	CAVU is opening doors for me to share my passion for personal development with a global audience!
Rebecca Dobrinski	Chief Content Officer	A sense of community is important, especially in a digitally-connected world. Creating a learning community where people can grow together is CAVU in a nutshell.

Ray Robinson	Chief Growth Officer	That CAVU allows anyone to accelerate their career by helping them gain new skills is very meaningful. It's great to be part of a team dedicated to providing opportunity for others.

Perks

$250	Personal thank you note from the founders Exclusive investor badge and cover image on your CAVU Profile 12 months of a Learner membership
$500	Personal thank you note from the founders Exclusive investor badge and cover image for your CAVU Profile Super cool flight t-shirt 12 months of a Learner membership
$1,000	Personal thank you note from the founders Exclusive investor badge and cover image for your CAVU profile Super cool flight t-shirt 12 months of a Learner+ membership
$2,200	Personal thank you video from the founders Exclusive investor badge and cover image for your CAVU profile Super cool flight t-shirt 12 months of a Leader membership (includes 1 instructor-led class of your choice) 1 custom Spruce Charger built by Fledging using Scrum taught by CAVU

$5,000   Personal thank you video from the founders Exclusive investor badge and cover image for your CAVU profile Super cool flight t-shirt 12 months of a Leader+ membership (includes 2 instructor-led classes of your choice) 1 custom Spruce Charger built by Fledging using Scrum taught by CAVU 1 scholarship given in your name or someone's name you pick and recognition on our Scholarship site

$10,000   The thank you video The investor badge A super cool flight jacket 12 months of a Leader+ membership 1 custom Spruce Charger built by Fledging using Scrum taught by CAVU 3 scholarships given in your name or someone's name you pick and recognition on our Scholarship site 3 private coaching sessions with Chris...get guidance on how to build your team/career, run an innovation program, or build a product that solves human problems

$25,000   The thank you video The investor badge A super cool flight jacket 12 months of a Leader+ membership 1 custom Spruce Charger built by Fledging using Scrum taught by CAVU 10 scholarships given in your name or someone's name you pick and recognition on our Scholarship site 6 private coaching sessions with Chris...get guidance on how to build your team/career, run an innovation program, or build a product that solves human problems

| $50,000 | The thank you video The investor badge A super cool flight jacket 3 Leader+ memberships (upskill your team) 1 custom Spruce Charger built by Fledging using Scrum taught by CAVU 20 scholarships given in your name or someone's name you pick and recognition on our Scholarship site 9 private coaching sessions with Chris...get guidance on how to build your team/career, run an innovation program, or build a product that solves human problems |

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

CAVU BENEFIT CORPORATION

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], CAVU Benefit Corporation, a Alabama corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $6,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

        (a)   <u>Equity Financing</u>.

                (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Common Stock, Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

                (ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

Nominee – Corporation – Cap & Discount – Jan. 2022

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Common Stock, Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Common Stock, Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such Equity Securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing Capital Stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs..

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however,* that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further,* that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Alabama, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "AAA") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Birmingham, Alabama. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Signature Page Follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

CAVU BENEFIT CORPORATION

By: _____

Name: Christopher Sims

Title: President

Address: 2901 2nd Avenue South, 200, Birmingham, AL, United States

Email:chris@cavu.co

INVESTOR:

By:_____

Name:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by CAVU Benefit Corporation (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities at the direction of the Chief Executive Officer of CAVU Benefit Corporation. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee , CEO

Date:

COMPANY:

CAVU Benefit Corporation

By:

Name: Christopher Sims, President

Date:

EXHIBIT D

Video Transcript

CAVU Investor Video Script

Speakers:

- Rebecca Dobrinski, Chief Content Officer of CAVU
- Christopher Sims, CEO of CAVU

Transcript

00:00:03:09 - 00:00:32:03

Rebecca Dobrinski

Professional development is a $380 billion industry and it's fundamentally broken Picture yourself in a training class sitting in a lifeless seminar in an airport, hotel ballroom somewhere trying to remain focused. The instructor clicking through a PowerPoint while you check messages on your phone, halfway paying attention. Or maybe it's an instructor droning on and on in a zoom with a bunch of glassy eyed, disinterested employees.

00:00:32:21 - 00:00:40:16

Rebecca Dobrinski

Ultimately, at the end of it all, you leave with a certificate in hand, but absolutely nothing in the way of useful, applicable knowledge.

00:00:41:12 - 00:01:04:00

Christopher Sims

As it currently exists. There's several problems professional development in today's world. First, it doesn't engage the audience. It's boring and utterly lacking any type of personality, both in its content and in the way that content is delivered. Also, too little of the information is being retained. Employees simply aren't being equipped to apply its lessons in their specific Real-World scenarios.

00:01:04:14 - 00:01:12:02

Christopher Sims

And at the end of the day, it ends up being a waste of money for the company, a waste of time for the employees and a major source of frustration for both.

00:01:13:00 - 00:01:42:16

Rebecca Dobrinski

Other programs fail because they're expensive, boring, and ultimately ineffective. Commons platform approach is different. We're giving employees exactly what they want meaningful involvement, useful information, and a higher quality of training. We're giving them a way to have more purpose and to feel more valued in their jobs. We've developed a community that features coaching as well as peer engagement so that once students complete a class, they still have access to ongoing support.

00:01:43:08 - 00:02:01:18

Rebecca Dobrinski

We're helping companies improve efficiencies and overall quality of work. We're driving down training costs and growing employee engagement. In short, we're helping companies grow through improvements, all while helping employees decrease stress and enjoy more job satisfaction.

00:02:02:02 - 00:02:29:18

Christopher Sims

We work with companies of all shapes and sizes. One of our early adopters is a fortune 100 supply chain management company. By leveraging our learning content. They've accelerated their company transformation worldwide and are seeing improvements in efficiency and employee satisfaction. But it's not just huge enterprise companies that benefit from our expertise. Our program is scalable right down to individual training, where the entire trajectory of someone's career can be changed for the better.

00:02:30:17 - 00:02:35:13

Christopher Sims

More than just transforming companies, we're seeing our program actually change lives.

00:02:36:03 - 00:03:19:20

Rebecca Dobrinski

We started our market research in 2020 with an innovation project, a project that generated over $300,000. We continued our research into 20, 21 and officially launched CAVU! As a company in October, from October to December 20, 21. We generated $161,000 and $125,000 in prepaid memberships between our market research and the revenue we earned after launching CAVU! We earned $400,000 in 2021 and have already signed contracts for nearly a million in revenue for 2022 at a $16 million obtainable annual revenue from our first market segment.

00:03:20:02 - 00:03:50:07

Rebecca Dobrinski

We have a strong launch and this is just the beginning with a solid nine figure annual market to tap into. We will continually expand our content offerings to help meet people where they are as a training organization. We've solved some fundamental problems with corporate development training from how it's delivered, how is retained, and as a Beat Corp. We are committed to meeting social sustainability and environmental performance standards We're transforming how adults build careers.

00:03:51:05 - 00:03:53:15

Rebecca Dobrinski

Isn't it about time you soared with CAVU.

EXHIBIT E

Testing the Waters Communication

Personal Social Media Post

Christopher Sims
23h ·

Our Testing the Waters Campaign is off to a great start (https://www.republic.co/cavu)! We're up to $16k in reservations and expect to launch to the investing phase soon. If you are interested in supporting #smalltech as we build innovative solutions to real-world problems, please consider checking out our campaign page at https://www.republic.co/cavu
CAVU


Scrum in a Nutshell - from Bad Scrum to Good Scru...
Step 1: Watch the Scrum in a Nutshell Video
WHAT SURPRISED YOU ABOUT THE SCRUM FRAMEWORK?
5 Values
Kaizen
3 Roles
Step 2: Discuss as a Team

REPUBLIC.COM

Reserve CAVU

A gym membership for your career and business.

Charlotte Sims and Rebecca Dobrinski

Released on May 24, 2022 to Facebook, LinkedIn, and Instagram on personal Social Media accounts

Republic TTW Update (Email)



CAVU co

Hello, {{ subscriber.first_name }}.

Did you see us on Good Day Alabama with Jeh Jeh Pruitt? We had a wonderful time speaking with Jeh Jeh regarding CAVU and all of the life-changing work our team is doing. If you didn't get to see it, check out a quick clip of Rebecca talking with Jeh Jeh about a really cool opportunity to become a stakeholder in CAVU.

Watch Rebecca and Jeh Jeh

Now that you have an idea of what we are doing here and why it is so important, I want to personally invite you to learn more about our campaign. We rely on the support of our community and learners to expand our ability to fulfill our public benefit - to create a more equitable professional work environment.

Now is your opportunity to not only support our work, but to become a stakeholder and beneficiary of our future success. Check out our campaign page and ensure you have a spot in this opportunity to own a piece of our success. Reserving now ensure you have a spot in our campaign when we move into our investing phase.

Reserve Your Spot Before We Go Live

As always, it is an honor to be a part of such a powerful and impactful community. I personally appreciate your support in what we are doing with CAVU!

Chris Sims
CEO and Founder









Unsubscribe
2901 2nd Ave S Suite 200, Birmingham, AL 35233

Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Released to house email list on May 20, 2022

CAVU Learning Tech on Fox6 WBRC Morning Show
https://vimeo.com/manage/videos/710990002/02ff55820d

CAVU Launches on Republic Platform
https://cavu.co/cavu-launches-on-republic-platform

CAVU
Published by CoSchedule App · May 11 at 5:05 PM ·

We are excited that soon you can help us grow!

We'll soon be launching a campaign on the Republic crowdfunding platform, democratizing investment so that anyone can take part in helping us achieve our corporate benefit.

CAVU is moving the needle on diversity in the tech industry by creating cost-efficient, accessible training opportunities, including providing scholarships for learners in low-income areas who might not have access to traditional post-secondary learning opportunities.

Reserve your spot to join us on the journey, and own a piece of our success.

Learn more, see terms and conditions here: https://bit.ly/3Paxn0Q



Released to : Facebook/LinkedIn/Twitter/Instagram

CAVU Testing The Waters Email Announcement



Hello, {{ subscriber.first_name }}. CAVU helps organizations and individuals navigate toward accelerated practical innovation and business agility through training and coaching. But what does that *really* mean? It means we help people gain skills they can use to accelerate their careers, and companies to achieve better results.

As a Benefit Corporation, our mission is to help individuals who are underrepresented in corporate roles reach their goals. And, as a startup, we're taking a different approach to raising capital.

We'll soon be launching a campaign on the Republic crowdfunding platform, democratizing investment so that anyone can take part in helping us achieve our corporate benefit.

Reserve your spot to join us on the journey, and own a piece of our success. Learn more here: https://bit.ly/3wbl0ZC

Please support us by:

- Forwarding this email to a friend
- Following us on social media
- Joining our newsletter and events list

Sincerely,
The CAVU Team

   

Released to House Email List (sent on May 10, 2022)

Private Social Media Message from Founder

Christopher Sims
May 9 at 3:39 PM ·

You heard it here first. CAVU is raising money! This has been a long road that has pushed us, improved our messaging, and has led us to being listed on one of the top Crowd Funding platforms. Much more to come, but I am proud to continue to support and guide CAVU as we transform the world of Adult Education and Professional Development. Check out our campaign page and share your support! It matters!

> I just reserved in CAVU on Republic



REPUBLIC.COM

Reserve CAVU

A gym membership for your career and business.

Charlotte Sims, Tonia Lipscomb and 4 others

Released on Facebook/LinkedIn on founders personal page



<table>
</table>

Company Name	CAVU



Logo	

Headline	A gym membership for your career

Slides


SCRUM IN A NUTSHELL
Scrum in a Nutshell - from Bad Scrum to Good Scru...
YouTube
Step 1: Watch the Scrum in a Nutshell Video
WHAT SURPRISED YOU ABOUT THE SCRUM FRAMEWORK?
5 Values
People Not Process
Kaizen
WHAT ARE YOU MOST EXCITED TO TRY OUT BASED ON WHAT YOU WATCHED IN THIS VIDEO?
3 Roles
WHAT DO YOU THINK ARE THE MOST COMPLICATED THINGS TO DO IN SCRUM BASED ON THIS VIDEO?
3 Artifacts
Step 2: Discuss as a Team
HOW DO WE CREATE AN
HOW DO WE MAKE SURE THE
MADE?

Tags

Companies, Crowd SAFE, Edtech & Education, Coming Soon

Pitch text

Summary

- Officially launched in October 2021 as Alabama's first Benefit Corporation
- $1M in contracted sales within 1 month of launching our beta
- Led by 1 of the 18 Registered Scrum Fellows in the world
- Nearly a 400% increase in learning experience usage since December 2021
- Currently projecting over $100k in scholarships in 2022
- Won Alabama Launchpad, the state's most active early-stage seed fund
- Negotiated a $250k convertible note from Alabama Power Foundation

Problem

We spend 18 years being coached and engaged by people that inspire us...



...we learn and grow with others and are encouraged by others to succeed...

—

...then we graduate and are expected to learn by ourselves from professional development trainers who are often boring and ineffective. We are forced to grow our careers in isolation.



Professional Development is a $380B global market, and it is fundamentally broken.

It is boring (interaction is replaced with mindless PowerPoint decks and never-ending lectures).

It lacks accountability (professional development training typically lacks guidance to apply what you learn).

It is expensive (companies spend millions on training and the average training class can cost hundreds to thousands of dollars).

—

Solution

Meet CAVU: A gym membership for your career

We create **engaging learning experiences** and offer them virtually throughout the world for the price of a gym membership.

CAVU empowers industry experts to connect with learners to grow through shared experiences.

CAVU builds immersive learning experiences and utilizes learning science to maximize content retention and application.

CAVU's content is reinforced through peer accountability and coaching.

CAVU is affordable to the individual and to the large-scale enterprise that is seeking to grow their Learning and Development initiatives.



Product

How CAVU works


HAPPINESS METRIC
Disagree
Agree
I am happy with my role
I am happy with my team
I am happy with my company
I am working at a sustainable pace
I feel I have psychological safety as part of this team
What could we do to make you happier? (optional)

Step 1: People sign up to join a social learning community of peers that are growing their skills together. Once in, they select from a curated catalog of on-demand learning experiences created by industry-leading practitioners.


Step 1: Watch the Scrum in a Nutshell Video
Step 2: Discuss as a Team

Step 2: Live-learning experiences are taught by industry thought leaders who guide learners through engaging interactions that maximize retention.



Step 3: After class, learners continue to engage with their peers and educators through coaching, advice, and timely content that build on the rich learning methods provided by our educators.

Note: *We've loaded our library with Scrum & Agile learning topics (we are already experts here). We are quickly expanding to other professional development areas.*

Traction

We're gaining traction in our initial market segment

(Scrum and Agility Training)


Key Financial Metrics
230%
Growth Rate
(to date)
$16M
Obtainable Market
(Scrum and Agile)
50%
Operating Margin
(Based on our model)
$380B
Total Available Market
(Professional Development)
$318M
Obtainable Market
(When we expand to more topics)

From an research and innovation project to a solid business.


01
2018
Co-founder trains with Dr. Jeff Sutherland and became one of the first Scrum@Scale Trainers in the world
02
2019
Co-founder works with Scrum Inc. on one of the world's largest Scrum transformations and becomes a Registered Scrum Fellow and Registered Scrum Trainer
03
Jan 2020
Launch the first Scrum training bootcamp in Alabama under Sigao (our sister company). Filled 3 classes within 1 week of announcing
04
Feb 2020
The world shuts down due to a pandemic and we are forced to take a highly interactive, in-person class and offer it virtually
05
March 2020
We deliver one of the world's first virtual Registered Scrum bootcamps and knock it out of the park
We continue to train virtually!


Jan 2021
06
Realize the value of our approach and begin to build out a learning platform that combines coaching, on-demand learning, instructor-led learning, and community and offer it through a monthly membership model
07
Aug 2021
Release our platform to beta and began hosting all of our classes in the CAVU platform
Sept 2021
08
Sign over $1M in deals for the next 12 months
09
Nov 2021
Win Alabama LaunchPad, Alabama's largest pitch competition

As we lean into our core strengths in the Agile and Scrum world, we are gaining momentum. As we expand our platform, our community, and our networks, we will expand beyond the Agile and Scrum Market to the much larger Adult Education and Professional Development world.

Customers

Our learners love us and are changing their lives for the better!


★★★★★
I feel way more challenged at work, and more fulfilled in the everyday aspects of this role.
Hakeem Lipscomb
WESCO/Anixter
★★★★★
(Our product development) went down to about six to eight months (from 18 months), and we are still improving!
Ethan Summers
Fledging
★★★★★
(CAVU) created one of the most engaging courses I've taken in a long time. (They) are the standard to which I hold all trainings I do in the future.
Lando Toothman
WESCO/Anixter

Business Model

For the price of a gym membership...

We offer our platform at the price of a gym membership, and partner with non-profits for scholarship opportunities to ensure no -one is left behind.

LEARNER

$19⁹⁹/MO

- ✔ Community
- ✔ On-demand learning
- ✔ Community events

LEARNER+

$49⁹⁹/MO

- ✔ Community
- ✔ On-demand learning
- ✔ Community events
- ✔ Monthly group coaching

LEADER

$149⁹⁹/MO

- ✔ Community
- ✔ On-demand learning
- ✔ Community events
- ✔ 2X monthly group coaching
- ✔ 1 Instructor-led course

LEADER+

$249⁹⁹/MO

- ✔ Community
- ✔ On-demand learning
- ✔ Community events
- ✔ Weekly group coaching
- ✔ 2 Instructor-led courses

We use our expanding CAVU Creator ecosystem and course library to attract companies that are looking to accelerate their L&D initiatives and learners that are growing their careers.

We connect our learners and customers to learning that will maximize positive business outcomes.

Learners pay us a membership and we pay our content creators a royalty. Everyone grows.



Market

The sky's the limit

CAVU is well-positioned to leverage three massive, rapidly expanding markets: Corporate training ($366.2B/2018), EdTech ($254.8B/2021), and Agile Transformation Consulting ($71.42B by 2027).

Our current success from offering a much better alternative to much of what is currently in the marketplace is giving us lift as we enter our next phase of growth. What we do helps people get better jobs, and companies achieve better business outcomes. In short, we help our customers earn more money.



Competition

We do it better

Traditional trainers & coaches

The difficulty with being taught by even the best trainers is the ability to retain what you've learned, and to apply it in the real world.

Our learning community provides peer accountability and reinforcement as our learners interact with each other on the CAVU platform.

On-demand learning platforms

Companies like Pluralsight and Udemy are blowing up the EdTech space. They are overwhelming and isolating.

We offer clear guidance and help our learners to focus on the skills that will actually improve their careers.



The CAVU platform, however, is what makes us unique. It allows us to nurture our community of learners, driving peer accountability and reinforcement.

Vision And Strategy

Expected milestones

1. Increase new-content release rate to one on-demand class per month.

2. Recruit at least 10 CAVU Creators *(trainers that are not employees of CAVU. They are industry experts in areas we want to grow our platform and content).*

3. On-board 2 additional enterprise clients beyond our current client *(approximately 1000 new platform users).*

4. Prepare platform for scale-up. Convert to custom code from WordPress plugins.

5. Perform multiple market experiments to build our B2C strategy.

Founders

Our team is driven to help others succeed



CAVU

Meet Chris (and Tilly), our founder and CEO. Chris is a dynamic educator with 20 years of direct leadership, engineering, and coaching experience ranging from a small startup to some of the world's largest companies. He is one of 18 Registered Scrum Trainer Fellows in the world. With this designation, Chris is recognized a leading educator and thought leader in the Agile community.





RS@ST scruminc. RST scruminc.

Team

Mateo Antelo — Scrum Master

Brandon Bosco	Platform Product Owner	CAVU was created from the belief that every person is capable of doing amazing things when given the right support system. I am honored to be a part of that.
Luke Colburn	Chief Information Officer	Social learning platforms require a high level of quality engineering. This complexity is a fun challenge to overcome.
Carter Musick	Chief Architect	We are continuously learning from each other and improving ourselves. CAVU is our way of bringing that growth to the community.
Chris Sims	Founder	CAVU opens doors for more diverse voices and perspectives in our industry and provides a platform for me to share my skills with others.

Corey Stewart	Operations Manager	
Sam Dunne	Digital Journey Analyst	
Christina Smith	Community Development Manager	
Millissa Blanchard	Senior Digital Journey Analyst	
Larry Tribble	Chief Operating Officer	CAVU is opening doors for me to share my passion for personal development with a global audience!
Rebecca Dobrinski	Chief Content Officer	A sense of community is important, especially in a digitally-connected world. Creating a learning community where people can grow together is CAVU in a nutshell.

Ray Robinson	Chief Growth Officer	That CAVU allows anyone to accelerate their career by helping them gain new skills is very meaningful. It's great to be part of a team dedicated to providing opportunity for others.

Perks

$250	Personal thank you note from the founders Exclusive investor badge and cover image on your CAVU Profile 12 months of a Learner membership
$500	Personal thank you note from the founders Exclusive investor badge and cover image for your CAVU Profile Super cool flight t-shirt 12 months of a Learner membership
$1,000	Personal thank you note from the founders Exclusive investor badge and cover image for your CAVU profile Super cool flight t-shirt 12 months of a Learner+ membership
$2,200	Personal thank you video from the founders Exclusive investor badge and cover image for your CAVU profile Super cool flight t-shirt 12 months of a Leader membership (includes 1 instructor-led class of your choice) 1 custom Spruce Charger built by Fledging using Scrum taught by CAVU

$5,000 Personal thank you video from the founders Exclusive investor badge and cover image for your CAVU profile Super cool flight t-shirt 12 months of a Leader+ membership (includes 2 instructor-led classes of your choice) 1 custom Spruce Charger built by Fledging using Scrum taught by CAVU 1 scholarship given in your name or someone's name you pick and recognition on our Scholarship site

$10,000 The thank you video The investor badge A super cool flight jacket 12 months of a Leader+ membership 1 custom Spruce Charger built by Fledging using Scrum taught by CAVU 3 scholarships given in your name or someone's name you pick and recognition on our Scholarship site 3 private coaching sessions with Chris...get guidance on how to build your team/career, run an innovation program, or build a product that solves human problems

$25,000 The thank you video The investor badge A super cool flight jacket 12 months of a Leader+ membership 1 custom Spruce Charger built by Fledging using Scrum taught by CAVU 10 scholarships given in your name or someone's name you pick and recognition on our Scholarship site 6 private coaching sessions with Chris...get guidance on how to build your team/career, run an innovation program, or build a product that solves human problems

$50,000	The thank you video The investor badge A super cool flight jacket 3 Leader+ memberships (upskill your team) 1 custom Spruce Charger built by Fledging using Scrum taught by CAVU 20 scholarships given in your name or someone's name you pick and recognition on our Scholarship site 9 private coaching sessions with Chris...get guidance on how to build your team/career, run an innovation program, or build a product that solves human problems

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.
	If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.